UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28733/May 20, 2009

_____

In the Matter of                        :
                                         :
GOLDMAN SACHS HEDGE FUND PARTNERS        :
    REGISTERED MASTER FUND, LLC          :
One New York Plaza                       :
39th Floor                               :
New York, NY 10004                       
                                         :
(811-21721)                              :
                                         :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Goldman Sachs Hedge Fund Partners Registered Master Fund, LLC
filed an application on March 23, 2009, requesting an order
under section 8(f) of the Act declaring that it has ceased to be
an investment company.

On April 23, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 27813).  The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered.  No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.


                              Florence E. Harmon
                               Deputy Secretary